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SEC FILE NUMBER
000-51737

CUSIP NUMBER
378971105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Global Employment Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

10375 Park Meadows Drive, Suite 375

Address of Principal Executive Officer (Street and Number)
Littleton, CO 80124

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company could not complete and file its Annual Report on Form 10-K in a timely manner because of delays in accurately preparing and presenting all necessary disclosures required for a complete filing. Thus, the Company is unable to file its Annual Report on Form 10-K in a timely manner without unreasonable effort or expense. The Company will file its Annual Report on Form 10-K no later than the fifteenth calendar day following its prescribed due date.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Dan Hollenbach	(303)	200-1545
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues increased 35% in 2007 due primarily to the additional revenue from the Company’s acquisition of the Career Blazers business, an increase in the number of billed hours in the professional division of the staffing services segment, increased permanent placements, an increase in average bill rates in the staffing services segment, an increase in average worksite employees in the professional employer organization, also referred to as PEO, services segment, offset by a decrease in the number of billed hours in the commercial division of the staffing services segment. Gross profit increased 23% in 2007 due to the acquisition of the Career Blazers business, an increase in PEO worksite revenues, staffing consulting and temporary revenues, as well as increased permanent placement fees, offset by a decrease in gross margin percentage. Selling, general and administrative expenses increased 31% in 2007. The increase is primarily the result of the additional expense of the Career Blazers business, salaries, commissions and bonuses due to higher field headcount generating higher revenues, new branch openings, the added burden of expenses related to being a publicly-traded company, stock compensation expense and lease abandonment expense and reorganization costs. Other interest expense, net, increased $2,594,000 in 2007. Interest expense increased as a result of an additional quarter’s interest, as well as six months increased rate, on the Company’s convertible debt and mandatorily redeemable convertible preferred stock as well as funding on the revolving line of credit and term note in connection with the acquisition of the Career Blazers business. The Company recorded a reduction in interest expense relating to the estimated fair market valuation adjustment of the warrant liability of $15,027,000 and $1,634,000 for 2007 and 2006, respectively. Net income increased $9,913,000, to $11,222,000, primarily as result of the above described changes.

Global Employment Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2008	By	/s/ Dan Hollenbach

Dan Hollenbach
Chief Financial Officer